OTTAWA SAVINGS BANCORP, INC.

925 South LaSalle Street

Ottawa, Illinois 61350

May 13, 2005

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0408

Attn:  Mr. David Lyon, Senior Financial Analyst

Re:	Ottawa Savings Bancorp, Inc.
Registration Statement on Form SB-2
File Number 333-123455

Ladies and Gentlemen:

We hereby request acceleration of the effective date of our Registration Statement on Form SB-2, SEC File No. 333-123455, as amended, to 12:00 p.m., Eastern time, on Monday, May 16, 2005, or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), we hereby confirm that we are aware of our obligations under the Act. In addition, we acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Brett Pritchard of Lord, Bissell & Brook LLP, our special counsel, at (312) 443-1773, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

OTTAWA SAVINGS BANCORP, INC.

By:	/s/ Gary L. Ocepek
Name:	Gary L. Ocepek
Title:	President and Chief Executive Officer

cc:  J. Brett Pritchard

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